

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

<u>Via E-mail</u>
Mr. Nathan Lewis
President and Chief Executive Officer
Force Minerals Corporation
1434 Spruce Street, Suite 100
Boulder, Colorado 80302

>   **Re: Force Minerals Corporation**
>   **Form 8-K**
>   **Filed October 17, 2014**
>   **File No. 000-52494**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed October 17, 2014</u>

<u>Item 4.01</u>

1.   We note you disclose in paragraph three that during your two most recent fiscal years, there was no disagreement with your former accountant W.T. Uniack & Co., CPAs P.C. (Uniack) and no reportable event. Please expand your disclosure to also state whether there was any disagreement with your former accountant Uniack or reportable event during the subsequent interim period preceding the October 16, 2014 date of dismissal, to comply with Items 304(a)(1)(iv) and (v) of Regulation S-K.

2.   We note you disclose in the fourth paragraph that you will file a copy of your former accountant Uniack's response letter when received as an Exhibit to an amendment of this filing. The former accountant's letter should be filed within two business days of receipt

but no later than ten business days after filing the Form 8-K, pursuant to Item 304(a)(3) of Regulation S-K. Please amend your filing to include this letter, based on the revised disclosures necessary to comply with the preceding comment, or if it has not been received or cannot be obtained, disclose that fact and include the reason.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding these comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief